Exhibit 99.1

SABMiller Limited (formerly SABMiller plc)

Condensed consolidated financial statements

For the six months ended 30 September 2016

SABMiller Limited (formerly SABMiller plc)	2
CONSOLIDATED INCOME STATEMENT
for the period ended 30 September

Six months ended 30 September	Notes	2016 Unaudited US$m	2015 Unaudited US$m

Revenue	2	10,113	9,990
Net operating expenses		(8,607)	(8,162)

Operating profit	2	1,506	1,828
Operating profit before exceptional items		1,893	1,813
Exceptional items	3	(387)	15

Net finance costs		(241)	(238)
Finance costs		(372)	(371)
Finance income		131	133

Share of post-tax results of associates and joint ventures	2	692	737

Profit before taxation		1,957	2,327
Taxation	4	(536)	(570)
Profit for the period		1,421	1,757

Profit attributable to non-controlling interests		74	117
Profit attributable to owners of the parent	5	1,347	1,640
		1,421	1,757

Basic earnings per share (US cents)	5	83.6	102.0
Diluted earnings per share (US cents)	5	82.6	101.0

The notes on pages 7 to 18 are an integral part of these condensed consolidated financial statements.

SABMiller Limited (formerly SABMiller plc)	3
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the period ended 30 September

Six months ended 30 September	Notes	2016 Unaudited US$m	2015 Unaudited US$m

Profit for the period		1,421	1,757
Other comprehensive loss:
Items that will not be reclassified to profit or loss
Tax on items that will not be reclassified	4	4	-

Share of associates’ and joint ventures’ other comprehensive (loss)/income		(10)	1
Total items that will not be reclassified to profit or loss		(6)	1

Items that may be reclassified subsequently to profit or loss
Decrease in foreign currency translation reserve during the period		(54)	(2,005)

Net investment hedges:
- Fair value (losses)/gains arising during the period		(72)	152

Cash flow hedges:		(7)	36
- Fair value (losses)/gains arising during the period		(39)	41
- Fair value losses/(gains) transferred to inventory		1	(17)
- Fair value losses transferred to profit or loss		31	12

Tax on items that may be reclassified subsequently to profit or loss	4	(16)	7

Share of associates’ and joint ventures’ other comprehensive income		52	47

Total items that may be reclassified subsequently to profit or loss		(97)	(1,763)

Other comprehensive loss for the period, net of tax		(103)	(1,762)
Total comprehensive income/(loss) for the period		1,318	(5)

Attributable to:
Non-controlling interests		86	63
Owners of the parent		1,232	(68)
Total comprehensive income/(loss) for the period		1,318	(5)

The notes on pages 7 to 18 are an integral part of these condensed consolidated financial statements.

SABMiller Limited (formerly SABMiller plc)	4
CONSOLIDATED BALANCE SHEET

	Notes	At 30/9/16 Unaudited US$m	At 31/3/16 Audited US$m

Assets
Non-current assets
Goodwill	7	15,064	14,268
Intangible assets	8	7,730	6,526
Property, plant and equipment	9	8,674	7,750
Investments in joint ventures		5,586	5,512
Investments in associates		4,153	4,114
Available for sale investments		22	19
Derivative financial instruments		583	565
Trade and other receivables		121	121
Deferred tax assets		276	209
		42,209	39,084
Current assets
Inventories		1,215	993
Trade and other receivables		1,834	1,742
Current tax assets		193	59
Derivative financial instruments		58	281
Cash and cash equivalents	11c	1,485	1,430
		4,785	4,505
Total assets		46,994	43,589

Liabilities
Current liabilities
Derivative financial instruments		(148)	(213)
Borrowings	11c	(3,073)	(2,926)
Trade and other payables		(4,357)	(3,870)
Current tax liabilities		(865)	(830)
Provisions		(248)	(270)
		(8,691)	(8,109)
Non-current liabilities
Derivative financial instruments		(24)	(26)
Borrowings	11c	(8,883)	(8,814)
Trade and other payables		(16)	(28)
Deferred tax liabilities		(2,690)	(2,250)
Provisions		(323)	(274)
		(11,936)	(11,392)
Total liabilities		(20,627)	(19,501)
Net assets		26,367	24,088

Equity
Share capital		168	168
Share premium		6,908	6,849
Merger relief reserve		3,395	3,628
Other reserves		(6,867)	(6,758)
Retained earnings		20,622	19,005
Total shareholders’ equity		24,226	22,892
Non-controlling interests		2,141	1,196
Total equity		26,367	24,088

The notes on pages 7 to 18 are an integral part of these condensed consolidated financial statements.

SABMiller Limited (formerly SABMiller plc)	5
CONSOLIDATED CASH FLOW STATEMENT
for the period ended 30 September

Six months ended 30 September	Notes	2016 Unaudited US$m	2015 Unaudited US$m

Cash flows from operating activities
Cash generated from operations	11a	2,421	2,412
Interest received		141	122
Interest paid		(329)	(330)
Tax paid		(717)	(805)
Net cash generated from operating activities	11b	1,516	1,399

Cash flows from investing activities
Purchase of property, plant and equipment		(601)	(518)
Proceeds from sale of property, plant and equipment		11	20
Purchase of intangible assets		(31)	(64)
Proceeds from sale of intangible assets		150	-
Acquisition of businesses (net of cash acquired)		(46)	(191)
Investments in joint ventures		(188)	(58)
Dividends received from joint ventures		605	600
Dividends received from associates		81	133
Net cash used in investing activities		(19)	(78)

Cash flows from financing activities
Proceeds from the issue of shares		76	64
Purchase of own shares for share trusts		-	(149)
Proceeds from borrowings		630	838
Repayment of borrowings		(733)	(1,255)
Capital element of finance lease payments		(10)	(5)
Net cash receipts on derivative financial instruments		59	410
Dividends paid to shareholders of the parent		(1,523)	(1,404)
Dividends paid to non-controlling interests		(91)	(89)
Net cash used in financing activities		(1,592)	(1,590)

Net cash outflow from operating, investing and financing activities		(95)	(269)
Effects of exchange rate changes		97	(56)
Net increase/(decrease) in cash and cash equivalents		2	(325)
Cash and cash equivalents at 1 April		1,271	750
Cash and cash equivalents at end of period	11c	1,273	425

The notes on pages 7 to 18 are an integral part of these condensed consolidated financial statements.

SABMiller Limited (formerly SABMiller plc)	6
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 September

	Share capital US$m	Share premium US$m	Merger relief reserve US$m	Other reserves US$m	Retained earnings US$m	Total shareholders’ equity US$m	Non- controlling interests US$m	Total equity US$m

At 1 April 2015 (audited)	168	6,752	3,963	(5,457)	17,746	23,172	1,183	24,355

Total comprehensive loss	-	-	-	(1,709)	1,641	(68)	63	(5)
Profit for the period	-	-	-	-	1,640	1,640	117	1,757
Other comprehensive loss	-	-	-	(1,709)	1	(1,708)	(54)	(1,762)
Dividends paid	-	-	-	-	(1,405)	(1,405)	(77)	(1,482)
Issue of SABMiller plc ordinary shares	-	57	-	-	7	64	-	64
Payment for purchase of own shares for share trusts	-	-	-	-	(149)	(149)	-	(149)
Utilisation of merger relief reserve	-	-	(335)	-	335	-	-	-
Credit entry relating to share-based payments	-	-	-	-	29	29	-	29

At 30 September 2015 (unaudited)	168	6,809	3,628	(7,166)	18,204	21,643	1,169	22,812

At 1 April 2016 (audited)	168	6,849	3,628	(6,758)	19,005	22,892	1,196	24,088

Total comprehensive income	-	-	-	(109)	1,341	1,232	86	1,318
Profit for the period	-	-	-	-	1,347	1,347	74	1,421
Other comprehensive loss	-	-	-	(109)	(6)	(115)	12	(103)
Dividends paid	-	-	-	-	(1,523)	(1,523)	(100)	(1,623)
Issue of SABMiller ordinary shares	-	59	-	-	17	76	-	76
Share of movements in associates’ other reserves	-	-	-	-	1	1	-	1
Arising on business combinations (see note 12)	-	-	-	-	1,152	1,152	959	2,111
Utilisation of merger relief reserve	-	-	(233)	-	233	-	-	-
Credit entry relating to share-based payments	-	-	-	-	396	396	-	396

At 30 September 2016 (unaudited)	168	6,908	3,395	(6,867)	20,622	24,226	2,141	26,367

Merger relief reserve

At 1 April 2016 the merger relief reserve comprised US$3,395 million in respect of the excess of value attributed to the shares issued as consideration for Miller Brewing Company over the nominal value of those shares and US$233 million (2015: US$568 million) relating to the merger relief arising on the issue of SABMiller plc ordinary shares for the buyout of non-controlling interests in the group’s Polish business. In the period ended 30 September 2016 the group transferred US$233 million (2015: US$335 million) of the reserve relating to the Polish business to retained earnings upon realisation of qualifying consideration.

Retained earnings

The credit of US$1,158 million recognised in retained earnings represents the fair value adjustment to the 46% non-controlling interests in the group’s businesses contributed to Coca-Cola Beverages Africa (Pty) Ltd (CCBA) as part of the CCBA transaction (see note 12).

The notes on pages 7 to 18 are an integral part of these condensed consolidated financial statements.

SABMiller Limited (formerly SABMiller plc)	7
NOTES TO THE FINANCIAL INFORMATION

1. Basis of preparation

The condensed consolidated interim financial information (the ‘financial information’) comprises the unaudited results of SABMiller Limited (formerly SABMiller plc) (SABMiller) for the six months ended 30 September 2016 and 30 September 2015. The financial information in this report is not audited and does not constitute statutory accounts within the meaning of s434 of the Companies Act 2006. The board of directors authorised this financial information for issue on 10 February 2017.

The unaudited financial information in this interim report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (the IASB). The financial information should be read in conjunction with the SABMiller annual financial statements for the year ended 31 March 2016, which were prepared in accordance with International Financial Reporting Standards as issued by the IASB and IFRS Interpretations Committee interpretations (together, IFRS).

Items included in the financial information of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial information is presented in US dollars which is the group’s presentational currency.

Following the balance sheet date SABMiller was acquired by Anheuser-Busch InBev SA/NV on 8 October 2016 (the transaction). The change of control occurred after the balance sheet date, therefore the financial information has been prepared on a basis consistent with prior periods and does not take account of any impact of change of control, including the divestments that occurred following the completion of the transaction which are detailed in note 15, other than transaction-related costs committed at the balance sheet date, including the acceleration of share-based compensation, which have been recorded in the financial information, as completion of the transaction was considered more likely than not at the balance sheet date.

Significant transaction

On 2 July 2016 the group contributed its South African soft drinks and African bottled water businesses to CCBA in exchange for an effective 54% interest in CCBA. Simultaneously The Coca-Cola Company and Gutsche Family Investments contributed their African non-alcoholic bottling businesses to CCBA. As part of the CCBA transaction, the group sold certain of its African soft drinks brands to The Coca-Cola Company.

Accounting policies

The financial information is prepared under the historical cost convention, except for the revaluation to fair value of certain financial assets and liabilities, and post-retirement assets and liabilities. Having reassessed the principal risks, the directors considered it appropriate to adopt the going concern basis of accounting in preparing the interim financial information. The accounting policies adopted are consistent with those of the SABMiller annual financial statements for the year ended 31 March 2016 as described in those financial statements, except for the following interpretations and amendments adopted by the group as of 1 April 2016 and which have had no material impact on the consolidated results of operations or financial position of the group:

—	Amendment to IAS 1, ‘Presentation of financial statements’ on the disclosure initiative;

—

Amendments to IFRS 10, ‘Consolidated financial statements’, IFRS 12, ‘Disclosure of interests in other entities’, and IAS 28, ‘Investments in associates and joint ventures’, on investment entities applying the consolidation exemption;

—	Amendment to IFRS 11, ‘Joint arrangements’, on acquisition of an interest in a joint operation;

—	Amendments to IAS 16, ‘Property, plant and equipment’, and IAS 38, ‘Intangible assets’, on depreciation and amortisation;

—	Amendments to IAS 16, ‘Property, plant and equipment’, and IAS 41, ‘Agriculture’, regarding bearer plants;

—	Amendment to IAS 27, ‘Separate financial statements’; and

—	Annual improvements to IFRS 2014.

2. Segmental information

Operating segments reflect the management structure of the group and the way performance is evaluated and resources allocated based on group net producer revenue (group NPR) and EBITA by the group’s chief operating decision maker, defined as the executive directors. The group is focused geographically and, while not meeting the definition of a reportable segment, the group reports Corporate as a separate segment as this provides useful additional information.

The segmental information presented below includes the reconciliation of GAAP measures presented on the face of the income statement to non-GAAP measures which are used by management to analyse the group’s performance.

SABMiller Limited (formerly SABMiller plc)	8
NOTES TO THE FINANCIAL INFORMATION (continued)

2. Segmental information (continued)

Income statement

Six months ended 30 September	Group NPR 2016 Unaudited US$m	EBITA 2016 Unaudited US$m	Group NPR 2015 Unaudited US$m	EBITA 2015 Unaudited US$m

Latin America	2,510	907	2,564	872
Africa	3,367	659	3,300	758
Asia Pacific	1,993	473	2,065	423
Europe	2,289	491	2,227	404
North America	2,490	529	2,530	514
Corporate	-	(56)	-	(51)
	12,649	3,003	12,686	2,920
Amortisation of intangible assets (excluding computer software) – group and share of associates’ and joint ventures’		(177)		(179)
Exceptional items in operating profit – group and share of associates’ and joint ventures’		(425)		(8)
Net finance costs – group and share of associates’ and joint ventures’		(301)		(293)
Share of associates’ and joint ventures’ taxation		(85)		(74)
Share of associates’ and joint ventures’ non-controlling interests		(58)		(39)
Profit before taxation		1,957		2,327

Group revenue and group NPR (including the group’s share of associates and joint ventures)

All reportable segments derive their revenues from the sale of beverages. Revenues are derived from a large number of customers which are internationally dispersed, with no customers being individually material.

Six months ended 30 September 2016	Revenue Unaudited US$m	Share of associates’ and joint ventures’ revenue Unaudited US$m	Group revenue Unaudited US$m	Excise duties and other similar taxes Unaudited US$m	Share of associates’ and joint ventures’ excise duties and other similar taxes Unaudited US$m	Group NPR Unaudited US$m

Latin America	3,405	-	3,405	(895)	-	2,510
Africa	3,031	1,039	4,070	(545)	(158)	3,367
Asia Pacific	1,348	1,314	2,662	(510)	(159)	1,993
Europe	2,234	804	3,038	(535)	(214)	2,289
North America	95	2,737	2,832	(3)	(339)	2,490
	10,113	5,894	16,007	(2,488)	(870)	12,649

Six months ended 30 September 2015	Unaudited US$m	Unaudited US$m	Unaudited US$m	Unaudited US$m	Unaudited US$m	Unaudited US$m

Latin America	3,444	-	3,444	(880)	-	2,564
Africa	2,992	1,043	4,035	(592)	(143)	3,300
Asia Pacific	1,338	1,412	2,750	(516)	(169)	2,065
Europe	2,122	831	2,953	(515)	(211)	2,227
North America	94	2,785	2,879	(2)	(347)	2,530
	9,990	6,071	16,061	(2,505)	(870)	12,686

SABMiller Limited (formerly SABMiller plc)	9
NOTES TO THE FINANCIAL INFORMATION (continued)

2. Segmental information (continued)

Operating profit and EBITA (segment result)

The following table provides a reconciliation of operating profit to operating profit before exceptional items, and to EBITA. EBITA comprises operating profit before exceptional items, amortisation of intangible assets (excluding computer software) and includes the group’s share of associates’ and joint ventures’ operating profit on a similar basis.

Six months ended 30 September 2016	Operating profit Unaudited US$m	Exceptional items Unaudited US$m	Operating profit before exceptional items Unaudited US$m	Share of associates’ and joint ventures’ operating profit before exceptional items Unaudited US$m	Amortisation of intangible assets (excluding computer software) Unaudited US$m	Share of associates’ and joint ventures’ amortisation of intangible assets (excluding computer software) Unaudited US$m	EBITA Unaudited US$m

Latin America	869	-	869	-	38	-	907
Africa	690	(209)	481	171	7	-	659
Asia Pacific	207	-	207	183	83	-	473
Europe	394	-	394	73	11	13	491
North America	(2)	-	(2)	506	3	22	529
Corporate	(652)	596	(56)	-	-	-	(56)
	1,506	387	1,893	933	142	35	3,003

Six months ended 30 September 2015	Unaudited US$m	Unaudited US$m	Unaudited US$m	Unaudited US$m	Unaudited US$m	Unaudited US$m	Unaudited US$m

Latin America	824	-	824	-	48	-	872
Africa	572	-	572	182	4	-	758
Asia Pacific	201	(29)	172	172	79	-	423
Europe	299	-	299	80	11	14	404
North America	(3)	-	(3)	494	2	21	514
Corporate	(65)	14	(51)	-	-	-	(51)
	1,828	(15)	1,813	928	144	35	2,920

The group’s share of associates’ and joint ventures’ operating profit is reconciled to the share of post-tax results of associates and joint ventures in the income statement as follows.

Six months ended 30 September	2016 Unaudited US$m	2015 Unaudited US$m

Share of associates’ and joint ventures’ operating profit (before exceptional items)	933	928
Share of associates’ and joint ventures’ exceptional items in operating profit	(38)	(23)
Share of associates’ and joint ventures’ net finance costs	(60)	(55)
Share of associates’ and joint ventures’ taxation	(85)	(74)
Share of associates’ and joint ventures’ non-controlling interests	(58)	(39)
Share of post-tax results of associates and joint ventures	692	737

Beverage volumes increase during the summer months leading to higher revenues being recognised in the first half of the year in the Europe and North America segments. Due to the spread of the business between Northern and Southern hemispheres, the results for the group as a whole are not highly seasonal in nature.

SABMiller Limited (formerly SABMiller plc)	10
NOTES TO THE FINANCIAL INFORMATION (continued)

2. Segmental information (continued)

EBITDA

EBITA is reconciled to EBITDA as follows.

Six months ended 30 September	EBITA 2016 Unaudited US$m	Depreciation 2016 Unaudited US$m	Share of associates’ and joint ventures’ depreciation 2016 Unaudited US$m	EBITDA 2016 Unaudited US$m	EBITA 2015 Unaudited US$m	Depreciation 2015 Unaudited US$m	Share of associates’ and joint ventures’ depreciation 2015 Unaudited US$m	EBITDA 2015 Unaudited US$m

Latin America	907	140	-	1,047	872	141	-	1,013
Africa	659	151	89	899	758	132	58	948
Asia Pacific	473	30	70	573	423	31	77	531
Europe	491	103	32	626	404	97	33	534
North America	529	-	77	606	514	-	73	587
Corporate	(56)	22	-	(34)	(51)	14	-	(37)
	3,003	446	268	3,717	2,920	415	241	3,576

Adjusted EBITDA

Adjusted EBITDA is comprised of the following.

Six months ended 30 September	2016 Unaudited US$m	2015 Unaudited US$m

Subsidiaries’ EBITDA	2,481	2,372
- Operating profit before exceptional items	1,893	1,813
- Depreciation (including amortisation of computer software)	446	415
- Amortisation (excluding computer software)	142	144

Group’s share of MillerCoors’ EBITDA	605	588
- Operating profit before exceptional items	506	494
- Depreciation (including amortisation of computer software)	77	73
- Amortisation (excluding computer software)	22	21

Adjusted EBITDA	3,086	2,960

3. Exceptional items

Six months ended 30 September	2016 Unaudited US$m	2015 Unaudited US$m

Exceptional items included in operating profit:
Transaction-related costs	(599)	-
Profit on sale of intangible assets	133	-
Fair value adjustment on the remeasurement of existing interest in associate on acquisition	84	-
Cost and efficiency programme costs	(5)	(14)
Integration and restructuring credit	-	29
Net exceptional (losses)/gains included within operating profit	(387)	15

Share of associates’ and joint ventures’ exceptional items:
Restructuring costs	(38)	(23)
Group’s share of associates’ and joint ventures’ exceptional losses	(38)	(23)

Net taxation credits relating to subsidiaries’ and the group’s share of associates’ and joint ventures’ exceptional items	32	1

Transaction-related costs

During 2016 transaction-related costs of US$599 million were incurred of which US$591 million related to the Anheuser-Busch InBev SA/NV transaction, including advisers’ fees and staff-related costs, principally reflecting the impact of accelerated vesting of share-based compensation, and US$8 million related to the CCBA transaction (see note 12).

Profit on sale of intangible assets

In 2016 a profit of US$133 million was realised on the disposal of certain African soft drinks brands to The Coca-Cola Company for cash consideration as part of the CCBA transaction.

SABMiller Limited (formerly SABMiller plc)	11
NOTES TO THE FINANCIAL INFORMATION (continued)

3. Exceptional items (continued)

Fair value adjustment on the remeasurement of existing interest in associate on acquisition

In 2016 as part of the CCBA transaction the group obtained control of Coca-Cola Canners of Southern Africa (Pty) Ltd, previously an associate, resulting in a US$84 million fair value adjustment arising on the remeasurement to fair value of the group’s existing interest.

Cost and efficiency programme costs

In 2016 costs of US$5 million (2015: US$14 million) were incurred in relation to the cost and efficiency programme.

Integration and restructuring credit

In 2015 a credit of US$29 million was realised relating to integration and restructuring in Australia, following the successful resolution of certain claims leading to the release of provisions.

Share of associates’ and joint ventures’ exceptional items

Restructuring costs

In 2016 MillerCoors incurred restructuring costs relating to the closure of the Eden brewery, including accelerated depreciation and employee-related costs, of which the group’s share amounted to US$38 million (2015: US$23 million).

Net taxation credits relating to subsidiaries’ and the group’s share of associates’ and joint ventures’ exceptional items

Net taxation credits of US$32 million (2015: US$1 million) arose in relation to exceptional items during the period, and include US$15 million (2015: US$9 million) in relation to MillerCoors although the tax credit is recognised within Miller Brewing Company (see note 4).

4. Taxation

Six months ended 30 September	2016 Unaudited US$m	2015 Unaudited US$m

Current taxation	521	546
- Charge for the period	531	534
- Adjustments in respect of prior periods	(10)	12
Withholding taxes and other remittance taxes	86	71
Total current taxation	607	617

Deferred taxation	(71)	(47)
- Credit for the period	(79)	(46)
- Adjustments in respect of prior periods	8	(1)

Taxation expense	536	570

Tax charge/(credit) relating to components of other comprehensive income is as follows:
Deferred tax credit on net remeasurements of defined benefit plans	(4)	-
Deferred tax charge/(credit) on financial instruments	16	(7)
	12	(7)

Effective tax rate (%)	26.0	26.5

UK taxation included in the above
Current taxation	-	-
Withholding taxes and other remittance taxes	48	45
Total current taxation	48	45
Deferred taxation	(27)	-
UK taxation expense	21	45

The effective tax rate is calculated by expressing tax before tax on exceptional items and on amortisation of intangible assets (excluding computer software), including the group’s share of associates’ and joint ventures’ tax on a similar basis, as a percentage of adjusted profit before tax. This calculation is on a basis consistent with that used in prior periods and is also consistent with other group operating metrics. Tax on amortisation of intangible assets (excluding computer software) was US$50 million (2015: US$51 million).

MillerCoors is not a taxable entity. The tax balances and obligations therefore remain with Miller Brewing Company as a 100% subsidiary of the group. This subsidiary’s tax charge includes tax (including deferred tax) on the group’s share of the taxable profits of MillerCoors and includes tax in other comprehensive income on the group’s share of MillerCoors’ taxable items included within other comprehensive income.

SABMiller Limited (formerly SABMiller plc)	12
NOTES TO THE FINANCIAL INFORMATION (continued)

5. Earnings per share

Six months ended 30 September	2016 Unaudited US cents	2015 Unaudited US cents

Basic earnings per share	83.6	102.0
Diluted earnings per share	82.6	101.0
Headline earnings per share	70.6	102.0
Adjusted basic earnings per share	116.0	110.2
Adjusted diluted earnings per share	114.7	109.2

The weighted average number of shares was:

Six months ended 30 September	2016 Unaudited Millions of shares	2015 Unaudited Millions of shares

Ordinary shares	1,681	1,676
Treasury shares	(58)	(59)
EBT ordinary shares	(11)	(9)
Basic shares	1,612	1,608
Dilutive ordinary shares	18	16
Diluted shares	1,630	1,624

The calculation of diluted earnings per share excludes no (2015: 11,283,531) share options that were non-dilutive for the period because the exercise price together with the future IFRS 2 charge of the options exceeded the fair value of the shares during the period, and 18,353,134 (2015: 20,768,434) share awards that were non-dilutive for the period because the performance conditions attached to the share awards had not been met. These share incentives could potentially dilute earnings per share in the future.

Since 30 September 2016 all outstanding share options and awards have vested and been exercised or lapsed, resulting in the release or exercise of 19,429,205 shares. Consequently, there are 1,633 million shares in issue.

Adjusted and headline earnings

The group presents an adjusted earnings per share figure which excludes the impact of amortisation of intangible assets (excluding computer software), certain non-recurring items and post-tax exceptional items in order to present an additional measure of performance for the periods shown in the consolidated interim financial information. Adjusted earnings per share have been based on adjusted earnings for each financial period and on the same number of weighted average shares in issue as the basic earnings per share calculation. Headline earnings per share has been calculated in accordance with the South African Circular 2/2015 entitled ’Headline Earnings’ which forms part of the listing requirements for the JSE Ltd (JSE). The adjustments made to arrive at headline earnings and adjusted earnings are as follows.

Six months ended 30 September	2016 Unaudited US$m	2015 Unaudited US$m

Profit for the period attributable to owners of the parent	1,347	1,640
Headline adjustments
Profit on sale of intangible assets	(133)	-
Fair value adjustment on the remeasurement of existing interest in associate on acquisition	(84)	-
Tax effects of these items	2	-
Non-controlling interests’ share of the above items	6	-
Headline earnings	1,138	1,640
Amortisation of intangible assets (excluding computer software)	142	144
Transaction-related costs	599	-
Cost and efficiency programme costs	5	14
Integration and restructuring credit	-	(29)
Tax effects of the above items	(80)	(49)
Non-controlling interests’ share of the above items	(5)	(2)
Share of associates’ and joint ventures’ other adjustments, net of tax and non-controlling interests	71	55
Adjusted earnings	1,870	1,773

SABMiller Limited (formerly SABMiller plc)	13
NOTES TO THE FINANCIAL INFORMATION (continued)

6. Dividends

Dividends paid were as follows.

Six months ended 30 September	2016 Unaudited US cents	2015 Unaudited US cents

Equity
Prior year final dividend paid per ordinary share	93.75	87.00

No interim dividend has been declared or paid in 2016.

7. Goodwill

	Six months ended 30/9/16 Unaudited US$m	Year ended 31/3/16 Audited US$m

Net book amount at beginning of period	14,268	14,746
Exchange adjustments	134	(557)
Acquisitions - through business combinations (see note 12)	662	79
Net book amount at end of period	15,064	14,268

8. Intangible assets

	Six months ended 30/9/16 Unaudited US$m	Year ended 31/3/16 Audited US$m

Net book amount at beginning of period	6,526	6,878
Exchange adjustments	25	(215)
Additions - separately acquired	25	91
Acquisitions - through business combinations (see note 12)	1,357	126
Amortisation	(184)	(352)
Disposals	(19)	(2)
Net book amount at end of period	7,730	6,526

9. Property, plant and equipment

	Six months ended 30/9/16 Unaudited US$m	Year ended 31/3/16 Audited US$m

Net book amount at beginning of period	7,750	7,961
Exchange adjustments	(154)	(631)
Additions	603	1,248
Acquisitions - through business combinations (see note 12)	911	19
Disposals	(10)	(40)
Impairment	-	(7)
Depreciation	(404)	(743)
Other movements	(22)	(57)
Net book amount at end of period	8,674	7,750

SABMiller Limited (formerly SABMiller plc)	14
NOTES TO THE FINANCIAL INFORMATION (continued)

10. Financial risk factors

In the normal course of business, the group is exposed to the following financial risks:

— Market risk

— Credit risk

— Liquidity risk

A full description of the group’s exposure to the above risks and the group’s policies and processes, that were in place for the six months ended 30 September 2016 and up to the date of the transaction, to manage these risks are included in note 21 to the SABMiller annual financial statements for the year ended 31 March 2016. The group’s exposures to these risks and its policies and processes to manage them may change in the future as they are aligned with those of the Anheuser-Busch InBev group.

Fair value estimation

The following table presents the group’s financial assets and liabilities that were measured at fair value.

	Level 1 30/9/16 Unaudited US$m	Level 2 30/9/16 Unaudited US$m	Level 3 30/9/16 Unaudited US$m	Total 30/9/16 Unaudited US$m	Level 1 31/3/16 Audited US$m	Level 2 31/3/16 Audited US$m	Level 3 31/3/16 Audited US$m	Total 31/3/16 Audited US$m

Assets
Derivative financial instruments	-	641	-	641	-	846	-	846
Available for sale investments	-	9	13	22	-	6	13	19
Total assets	-	650	13	663	-	852	13	865

Liabilities
Derivative financial instruments	-	(172)	-	(172)	-	(239)	-	(239)
Total liabilities	-	(172)	-	(172)	-	(239)	-	(239)

The levels of the fair value hierarchy and its application to the group’s assets and liabilities are described in full in note 21 to the SABMiller annual financial statements for the year ended 31 March 2016. The methods and techniques employed in determining fair values are consistent with those used at 31 March 2016 and are summarised below. There were no transfers between levels in the six months ended 30 September 2016.

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). The fair values of financial instruments that are not traded in an active market (for example, over the counter derivatives or infrequently traded listed investments) are determined by using valuation techniques.

Level 3: Inputs for the asset or liability that are not based on observable market data.

The fair value of borrowings at 30 September 2016 was US$12,444 million (31 March 2016: US$12,067 million). The fair values were based on a combination of market quoted prices and cash flows discounted using prevailing interest rates. The fair values of all other financial assets and liabilities were equivalent to their carrying values.

11a. Reconciliation of profit for the period to net cash generated from operations

Six months ended 30 September	2016 Unaudited US$m	2015 Unaudited US$m

Profit for the period	1,421	1,757
Taxation	536	570
Share of post-tax results of associates and joint ventures	(692)	(737)
Net finance costs	241	238
Operating profit	1,506	1,828
Depreciation:
- Property, plant and equipment	288	278
- Containers	116	104
Container breakages, shrinkages and write-offs	22	15
Profit on disposal of property, plant and equipment	(1)	(15)
Profit on disposal of intangible assets	(131)	-
Amortisation of intangible assets	184	177
Fair value adjustment on the remeasurement of existing interest in associate on acquisition	(84)	-
Impairment of working capital balances	15	14
Amortisation of advances to customers	16	16
Unrealised fair value loss on derivatives included in operating profit	21	4
Charge with respect to share options	394	27
Charge with respect to Broad-Based Black Economic Empowerment scheme	2	2
Other non-cash movements	(73)	(14)
Net cash generated from operations before working capital movements	2,275	2,436
Net inflow/(outflow) in working capital	146	(24)
Net cash generated from operations	2,421	2,412

SABMiller Limited (formerly SABMiller plc)	15
NOTES TO THE FINANCIAL INFORMATION (continued)

11b. Reconciliation of net cash generated from operating activities to free cash flow

Six months ended 30 September	2016 Unaudited US$m	2015 Unaudited US$m

Net cash generated from operating activities	1,516	1,399
Purchase of property, plant and equipment	(601)	(518)
Proceeds from sale of property, plant and equipment	11	20
Purchase of intangible assets	(31)	(64)
Proceeds from sale of intangible assets	150	-
Investments in joint ventures	(188)	(58)
Dividends received from joint ventures	605	600
Dividends received from associates	81	133
Dividends paid to non-controlling interests	(91)	(89)
Free cash flow	1,452	1,423

11c. Analysis of net debt

Cash and cash equivalents on the balance sheet are reconciled to cash and cash equivalents on the cash flow statement as follows.

	As at 30/9/16 Unaudited US$m	As at 30/9/15 Unaudited US$m

Cash and cash equivalents (balance sheet)	1,485	629
Overdrafts	(212)	(204)
Cash and cash equivalents (cash flow statement)	1,273	425
Net debt is analysed as follows.
	As at 30/9/16 Unaudited US$m	As at 31/3/16 Audited US$m

Borrowings	(11,685)	(11,520)
Financing derivative financial instruments	544	672
Overdrafts	(212)	(159)
Finance leases	(59)	(61)
Gross debt	(11,412)	(11,068)
Cash and cash equivalents (excluding overdrafts)	1,485	1,430
Net debt	(9,927)	(9,638)

The movement in net debt is analysed as follows.

	Cash and cash equivalents (excluding overdrafts) US$m	Overdrafts US$m	Borrowings US$m	Derivative financial instruments US$m	Finance leases US$m	Gross debt US$m	Net debt US$m

At 1 April 2016	1,430	(159)	(11,520)	672	(61)	(11,068)	(9,638)
Exchange adjustments	57	40	(14)	-	-	26	83
Principal-related cash flows	(20)	(29)	103	(59)	10	25	5
Acquisitions – through business combinations (see note 12)	18	(64)	(227)	-	(5)	(296)	(278)
Other movements	-	-	(27)	(69)	(3)	(99)	(99)
At 30 September 2016	1,485	(212)	(11,685)	544	(59)	(11,412)	(9,927)

SABMiller Limited (formerly SABMiller plc)	16
NOTES TO THE FINANCIAL INFORMATION (continued)

11c. Analysis of net debt (continued)

As at the date of approval of the financial information the group has sufficient headroom to enable it to comply with all covenants on its existing borrowings. The group had the following undrawn committed borrowing facilities available in respect of which all conditions precedent had been met at that date.

	As at 30/9/16 Unaudited US$m	As at 31/3/16 Audited US$m

Amounts expiring:
Within one year	49	108
Between one and two years	13	5
Between two and five years	3,532	3,500
	3,594	3,613

These facilities were cancelled effective 1 December 2016 subsequent to the acquisition of the group by Anheuser-Busch InBev SA/NV. The group has sufficient loan receivables from Anheuser-Busch InBev SA/NV group entities which are readily convertible to cash on short notice to service its operating activities and continuing capital investment for the foreseeable future and thus the directors have continued to adopt the going concern basis of accounting.

12. Business combinations

Acquisition

On 2 July 2016 the group contributed its South African soft drinks and African bottled water businesses to CCBA in exchange for an effective 54% interest in CCBA. Simultaneously The Coca-Cola Company and Gutsche Family Investments contributed their African non-alcoholic bottling businesses to CCBA.

The following table represents the assets and liabilities acquired in respect of the business combination entered into during the six months ended 30 September 2016.

Provisional fair value Unaudited US$m

Intangible assets	1,357
Property, plant and equipment	911
Deferred tax assets	2
Inventories	145
Trade and other receivables	115
Current tax assets	1
Cash and cash equivalents	18
Borrowings	(296)
Trade and other payables	(227)
Current tax liabilities	(9)
Deferred tax liabilities	(418)
Provisions	(47)
Net assets acquired	1,552
Non-controlling interests	(777)
Provisional goodwill	662
Consideration	1,437

The consideration comprised the fair value of the 46% interest in the group’s South African soft drinks and African bottled water businesses together with the fair value of the group’s associate interest in Coca-Cola Canners of Southern Africa (Pty) Ltd contributed to CCBA. As the consideration was non-cash this has been recorded in equity as shown in the consolidated statement of changes in equity.

Goodwill represents, amongst other things, potential synergies and the value of the assembled workforce.

From the date of acquisition to 30 September 2016 the following amounts have been included in the group’s income statement.

Unaudited US$m
Income statement
Revenue	298
Operating loss	(10)
Loss before tax	(20)

SABMiller Limited (formerly SABMiller plc)	17
NOTES TO THE FINANCIAL INFORMATION (continued)

12. Business combinations (continued)

If the date of acquisition of CCBA had been 1 April 2016, then the group’s revenue for the six months ended 30 September 2016 would have been as follows. The group’s operating profit and profit before tax for the same period would not have been materially different from the amounts shown in the consolidated income statement.

Unaudited US$m
Income statement
Revenue	10,395

13. Commitments, contingencies and guarantees

Except as stated below there have been no material changes to commitments, contingencies or guarantees as disclosed in the SABMiller annual financial statements for the year ended 31 March 2016.

Commitments

Contracts placed for future expenditure not provided in the financial information amounted to US$1,666 million at 30 September 2016 (31 March 2016: US$1,294 million).

Contracts placed for future capital expenditure for property, plant and equipment not provided in the financial information amounted to US$288 million at 30 September 2016 (31 March 2016: US$190 million).

Commitments at 31 March 2016, including advisers’ fees and staff-related costs which principally reflect the impact of accelerated vesting of share-based compensation, contingent upon the completion of the AB InBev transaction have been recognised in the six months ended 30 September 2016 following approval of the transaction.

14. Related party transactions

There have been no material changes to the nature or relative quantum of related party transactions as described in the SABMiller annual financial statements for the year ended 31 March 2016.

The following change was made to key management during the period.

Javier Ferrán retired from the board at the conclusion of the annual general meeting on 21 July 2016.

Consequently as at 30 September 2016 there were 22 key management (31 March 2016: 23).

15. Post balance sheet events

On 5 October 2016 SABMiller was delisted from the Johannesburg Stock Exchange.

On 6 October 2016 SABMiller was delisted from the London Stock Exchange and changed its name to SABMiller Limited from SABMiller plc.

On 8 October 2016 SABMiller Limited was acquired by Newbelco SA/NV, which merged with Anheuser-Busch InBev SA/NV on 10 October 2016. Newbelco SA/NV changed its name to Anheuser-Busch InBev SA/NV on the same date. Subsequent to this acquisition, certain legal restructuring activities have been carried out by the group.

The directors of SABMiller as at 30 September 2016 resigned on 8 October 2016 and Lucas Lira, Ann Randon and Anna Tolley were appointed as directors on the same date. Stephen Jones and Timothy Boucher were appointed as directors on 8 November 2016, and Anna Tolley resigned as a director on 21 November 2016.

The group disposed of its interest in the MillerCoors joint venture and the global Miller brands business, broadly represented by the North American segment in note 2, to Molson Coors Brewing Company on 11 October 2016 for consideration of US$12,000 million.

The disposal of the Peroni, Grolsch and Meantime brand families and their associated businesses in Italy, the Netherlands, the UK and internationally (excluding certain US rights) to Asahi Group Holdings Ltd occurred on 11 October 2016 for consideration of €2,550 million on a debt-free/cash-free basis. Anheuser-Busch InBev SA/NV is committed to divesting the group’s businesses in Central and Eastern Europe. Together, these businesses represent the majority of the subsidiaries’ results in the Europe segment in note 2.

The group disposed of its interest in its associate in China, China Resources Snow Breweries Ltd, represented by the group’s share of the associates’ results in the Asia Pacific segment in note 2, to China Resources Beer (Holdings) Company Ltd on 11 October 2016 for consideration of US$1,600 million.

On 11 October 2016 The Coca-Cola Company notified SABMiller of its intention to acquire the group’s interest in CCBA. On 21 December 2016 Anheuser-Busch InBev SA/NV announced that it had reached an agreement with The Coca-Cola Company for them to acquire the group’s interest in Coca-Cola Beverages Africa (“CCBA”) for US$3,150 million, after customary adjustments. In addition, Anheuser-Busch InBev SA/NV announced that the companies have reached an agreement in principle for The Coca-Cola Company to acquire the group’s interest in bottling operations in Zambia, Zimbabwe, Botswana, Swaziland, Lesotho, El Salvador and Honduras for an undisclosed amount. The transactions are subject to the relevant regulatory and minority approvals.

On 9 November 2016 SABMiller Holdings Inc exercised its option to redeem in full its US$2,000 million 2.45% Notes due 2017 on 9 December 2016.

On 14 November 2016 Anheuser-Busch InBev SA/NV announced the commencement of offers to exchange the US$700 million 6.5% Notes due 2018 and the US$300 million 6.625% Guaranteed Notes due 2033 both issued by SABMiller Ltd, the US$750 million 2.2% Notes due 2018, the US$350 million Floating Rate Notes due 2018, the US$2,500 million 3.75% Notes due 2022 and the US$1,500 million 4.95% Notes due 2042 all issued by SABMiller Holdings Inc and the US$300 million 5.875% Notes due 2035 issued by FBG Finance Pty Ltd for notes to be issued by Anheuser-Busch InBev Worldwide Inc. On the same date, SABMiller Holdings Inc invited eligible holders of its €1,000 million 1.875% Notes due 2020 to approve the substitution of the issuer and the guarantor to Anheuser-Busch InBev SA/NV and FBG Treasury Aust Pty Ltd invited eligible holders of its AUD700 million 3.75% Notes due 2020 to exchange the notes for notes to be issued by FBG Finance Pty Ltd.

SABMiller Limited (formerly SABMiller plc)	18
NOTES TO THE FINANCIAL INFORMATION (continued)

On 13 December 2016 Anheuser-Busch InBev SA/NV announced that it had entered into a binding agreement with Asahi Group Holdings Ltd to sell the group’s businesses in Poland, the Czech Republic, Slovakia, Hungary and Romania for an agreed enterprise value of €7,300 million, subject to customary adjustments. The sale is conditional upon the approval of the European Commission.

On 15 December 2016 Anheuser-Busch InBev SA/NV announced that it had entered into a binding agreement with the Public Investment Corporation (SOC) Limited, acting on behalf of the Government Employees Pension Fund, to sell the group’s entire interest in Distell Group Limited. The Sale remains subject to the approval of the South African competition authorities.

On 24 November 2016 the Company cancelled its entire share premium in a capital reduction pursuant to Section 641(1)(a) of the Companies Act 2006 and transferred the resultant distributable reserves to retained earnings.